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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARRING PARTNERS CAPITAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2458
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX MACK 917 923 1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, WARREN SPAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPARRING PARTNERS CAPITAL LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MOHAMED MOUSSA
Notary Public - State of New York
NO. 01MO6283001
Qualified in Kings County
My Commission Expires 5-28-17

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2014
TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sparring Partners Capital LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC as of December 31, 2014, and the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Sparring Partners Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedules on pages 14 - 15 has been subjected to audit procedures performed in conjunction with the audit of Sparring Partners Capital LLC's financial statements. The supplemental information is the responsibility of Sparring Partners Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

		December 31, 2014
ASSETS		
Cash	$	1,310,936
Fees receivable		1,130,338
Prepaid expenses and other assets		432,876
TOTAL ASSETS	$	2,874,150
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	153,898
Commitments and contingincies (Note 5)		
Member's equity:		
Member's equity		2,422,144
Accumulated other comprehensive income		298,108
Total member's equity		2,720,252
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,874,150

See accompanying notes to statement of financial condition.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded at the time that a Company advised transaction is completed, fees are determinable, and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Fees Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in a local jurisdiction. With few exceptions, the Company is no longer subject to local tax examinations by taxing authorities for years before 2011.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurement,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the statement of financial condition.

NOTE 3: CONCENTRATION OF CREDIT RISK

At times, the Company will maintain cash balances in a financial institution which may exceed federally insured limits.

Deals with three counterparties accounted for approximately 88% of "Fees Receivable" at December 31, 2014.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401 (a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

Defined Benefit Plan

The Company adopted a noncontributory cash balance defined benefit plan in 2007 covering certain highly compensated employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Changes in projected benefit obligation:	
Benefit obligation at January 1,2014	$ 592,159
Service cost	98,767
Interest cost	29,608
Actuarial gain	(12,154)
Benefit obligation at December 31, 2014	$708,380
Changes in fair value of plan assets:	
Fair value of plan assets at January 1, 2014	$ 829,374
Actual return on plan assets	91,627
Employer contribution	140,106
Fair value of plan assets at December 31, 2014	$1,061,107
Funded status of the plan	$ 352,727
Unrecognized actuarial gain	(309,346)
Unrecognized net transition obligation	11,238
Net Amount Recognized	$54,619
Amounts recognized in the statement of financial condition consisted of:	
Prepaid benefit cost	$115,512.00
Accrued benefit liability	-
Intangible asset	-
Accumulated other comprehensive income	(45,771)
Net amount recognized	$ 69,741

As of December 31, 2014, the following items included in accumulated other comprehensive income had not yet been recognized as components of pension expense:

Net actuarial gain	$(309,346)
Unrecognized transition obligation	11,238
	$ (298,108)

During 2014, the net gain recognized in comprehensive income was $45,771.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Amounts included in accumulated other comprehensive income for the net gain and net transition amount expected to be recognized as components of net periodic benefit cost in 2014 are $9,403 and $(1,155), respectively.

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2014:

Discount rate	5.00%
Expected long-term return on plan assets	6.00%
Rate of compensation increase	0.00%

Components of net periodic pension cost are as follows:	
Service cost	$ 98,767
Interest cost	29,608
Expected return on plan assets	(49,762)
Recognized actuarial gain	(9,403)
Amortization of transition obligation	1,155
Net periodic benefit cost	$ 70,365

The Company's pension plan was invested in mutual funds and index funds at December 31, 2014. The target asset allocation is to have 10% to 30% of the plan assets invested in short-term fixed-income funds and the balance of the plan assets invested in equity funds.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

The following table sets forth by level the assets of the pension plan subject to the fair value hierarchy, on a recurring basis, as of December 31, 2014:

Valuation, at fair value:

Assets:	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$4,150	$ -	$ -	$4,150	(a)
Mutual funds					
Bond funds	108,430	-	-	108,430	(a)
Midcap index	254,459	-	-	254,459	(a)
Large cap index	273,238	-	-	273,238	(a)
Growth index	286,506	-	-	286,506	(a)
International index	134,324	-	-	134,324	(a)
Total	$1,061,107	$ -	$ -	$1,061,107	

Mutual bond funds are valued using the net asset value divided by the number of the shares outstanding, which is based on quoted market prices of the underlying assets owned by the fund.

The equity funds consist of exchange traded funds, which are valued at the closing price reported on the active market on which the individual securities are traded.

The money market funds are valued using quoted prices in the active market.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company does not expect to contribute to its pension plan in 2015. There are no payments expected to be made for the years 2020 to 2024. There are pension benefit payments totaling $1,079,982 anticipated to be paid in 2018.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2014, there were no legal proceedings pending against the Company.

Leases

In February 2013, the Company entered into an operating lease for office space that expires in October 2018. The lease contains a free-rent period and provides for future rent increases. The difference between the rent expense and the rent paid is recorded as deferred rent and is included with "Accounts payable and accrued expenses" in the statement of financial condition. At December 31, 2014, the balance of deferred rent was approximately $18,000. The approximate future minimum payments due under this lease for the four years subsequent to December 31, 2014, are as follows:

Year ending December 31,	
2015	$76,000
2016	77,000
2017	79,000
2018	68,000

The office lease required a lease deposit in the form of a letter of credit, which is collateralized by cash in a bank account of $25,000. This amount is reflected in "Other assets" in the accompanying statement of financial condition.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2014, the Company's net capital was approximately $1,157,038, which exceeded the required minimum net capital of approximately $10,260 by $1,146,778. The Company's percentage of aggregate indebtedness to net capital was approximately 13% at December 31, 2014.